Filed by Aegon Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Aegon Ltd.

Commission File No.: 001-10882

Proposed Governance Framework

As previously announced, Aegon intends to redomicile to the United States. Transamerica, Aegon’s U.S. subsidiary, now represents approximately 70% of the Company’s operations and is the largest contributor to profit and cash flow. This business-driven decision will align Aegon’s headquarters, legal domicile, tax residency, accounting standards, and governance structure with the location of its largest business.

The following table outlines the proposed governance changes, which reflect a deliberate transition away from Dutch law legacy provisions and toward a framework consistent with US legal requirements and company practices, and the expectations of leading institutional investors. Most notably, the company is proposing to simplify its capital structure by eliminating the Common Shares B and having one class of common stock with equal voting rights.

Prior to the stockholder vote to redomicile to the U.S. at the EGM in Q4 2026, we will consider the input gathered during investor engagement on this governance framework before we finalize our registration statement with the SEC.

Board
Current Governance	Future governance

Staggered board with four year terms	Current term of the relevant board member is respected after which annual elections apply, with the full board including the CEO up for annual election as of 2030

Shareholder proposed director election (i.e. contested director) requires 2/3 majority representing 50% of outstanding capital	Abandon the current 2/3 requirement for contested director elections and adopt majority voting in uncontested elections and plurality voting in contested elections

Shareholder proposed director removal requires 2/3 majority representing 50% of outstanding capital	Abandon the current 2/3 requirement and adopt majority voting requirement

Aegon has diversity language included in its board regulations aiming for 30% representation of each gender in its Board and Executive Committee	Not include any quantitative criteria tied to immutable characteristics and instead include more general considerations regarding board qualifications

Director remuneration is governed by a policy proposed by the Board and adopted by shareholders via a binding vote every four years. Additionally, the annual remuneration report is subject to a non-binding advisory vote at each AGM

Director compensation is determined by the (compensation committee) of the Board. However, NYSE rules require shareholder approval of equity compensation plans.

Also, the company aims to hold annual non-binding “say on pay” vote on compensation of named executive officers as well as a “say on frequency” vote every six years

Board authority
Current Governance	Future governance

Stockholders have pre-emptive rights to participate pro rata in new share issuances, except in specific cases; stockholders annually authorize the Board to exclude these rights for issuances within the Board’s authority

Pre-emptive rights will be removed considering such provisions are very uncommon for issuers in the United States

The Board may issue shares up to 10% of the issued capital without further approval, while	The requirement for stockholder authorization to issue greater than 10% of issued capital will be issuances above this threshold require stockholder authorization unless justified by capital protection needs or pre-existing rights removed as annual limits on the board’s ability to issue equity are not a common feature of the charter documents of Delaware corporations in the S&P 400

However, NYSE rules require stockholder approval of issuances in excess of 20% of the outstanding capital in ordinary circumstances and for issuances of 5% and 1% involving certain related parties

The Board may propose a final dividend at its discretion, subject to stockholder approval by simple majority at the AGM	Stockholder approval requirement for final dividends will be removed considering such provisions are very uncommon in the United States

Stockholder authorization is required for Board acquiring own shares.	Stockholder authorization requirement for acquiring own shares will be removed considering such provisions are very uncommon in the United States
Capital
Current Governance	Future governance

Aegon has an authorized capital comprising of Common Shares and Common Shares B

Eliminate Common Shares B and associated special cause voting construct and convert all outstanding Common Shares B on a 40 to 1 basis into Common Shares in accordance with conversion ratio set-out in current bye-laws.

Authorize a new class of preferred stock with terms (including powers, preferences and rights) to be determined by the Board.

Other stockholder rights
Current Governance	Future governance

Stockholders holding at least 1% (or 100 collectively) may place items on the meeting agenda

Right of stockholders holding at least 1% (or 100 collectively) to put item on agenda will be removed

However, the company’s transition to SEC proxy rules, including Rule 14a-8, will ease stockholder access to submit proposals for the (annual) meeting

Stockholders representing 10% of the shares have right to call a stockholders meeting.	Stockholders right to call a special meeting will be maintained but will be subject to appropriate advance notice and formal procedural requirements

Mandatory offer provision requiring that stockholder(s) that acquire 30% or more of the shares in Aegon are required to make a bid on all outstanding shares

If interested stockholder acquires ≥ 15% of the voting without prior approval of the board, it may not engage in a business combination for three years unless 2/3 of the shares not owned by it approve the business combination

Stockholder approval is required for certain major transactions

The requirement to approve major transactions will be removed, albeit that Delaware law provides for mandatory stockholder approval requirements for mergers and sales of all or substantially all assets (currently included in bye-law 43a)

Furthermore, stockholder approval requirements of the NYSE Rules in relation to acquisitions involving ≥ 20% stock consideration will apply upon becoming domestic issuer

Mergers, amalgamations, continuations and amendments to our bye-laws require the approval of the Board and the stockholders	Mergers require both board and stockholder approval under Delaware law Board can amend bylaws unilaterally and the stockholders should be able to amend the bylaws by majority vote

Stockholders annually appoint auditor on proposal of Board	As a result of becoming a domestic issuer appointment of auditor will vest exclusively in audit committee

Important Information for Investors and Securityholders

This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law In connection with the proposed corporate reorganization that includes, among other things, the domestication and continuation of Aegon as a Delaware corporation (the “Redomiciliation”), Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed Redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov (http://www.sec.gov/). In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website at www.aegon.com/redomiciliation (http://www.aegon.com/redomiciliation) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223,1118 BH Schiphol, The Netherlands, Tel: + 3120-259-2500. E-mail: ir@aegon.com

Participants in the Solicitation

Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders. in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 30, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Forward-looking statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20-F for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law.